STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”) is entered into as of May 1, 2009, by and between PlanGraphics, Inc., a Colorado corporation having its principal place of business at 112 East Main Street, Frankfort, Kentucky, 40601 (the “Seller”), the Seller’s wholly owned subsidiary, PlanGraphics, Inc., a Maryland Corporation ( “PGI MD”), John C. Antenucci whose mailing address is PO Box 1503 Frankfort, KY 40602, (“Antenucci”), Frederick G. Beisser whose residence address is 796 Tioga Trail, Parker CO 80134 (“Beisser”), Integrated Freight Systems, Inc., a Florida corporation (“Integrated”), The Nutmeg Group, LLC (“Nutmeg Group”) and The Nutmeg Fortuna Fund, LLLP (“Fortuna Fund”).

PREAMBLE

WHEREAS, PGI MD is a wholly owned subsidiary of the Seller;

WHEREAS, Fortuna Fund has reached an agreement with Integrated as set forth in an Amended and Restated Stock Purchase Agreement, Stock Purchase Incident to Change of Control (the “Integrated Transaction”) (attached hereto as Exhibit “A” and made a part hereof), so that after giving effect to the Integrated Transaction and the issuance of the Seller’s common stock to Integrated, Integrated will own 80.2% of the outstanding stock of the Seller;

WHEREAS, the Integrated Transaction requires the Seller to transfer all of its assets except pre-paid insurance, including but not limited to the Seller’s outstanding PGI-MD common stock, and liabilities except as provided herein;

WHEREAS, the Seller desires to sell PGI MD to Antenucci as provided in this Agreement to accommodate the Integrated Transaction;

WHEREAS, Beisser is entitled to certain benefits and compensation as a result of an Executive Employment Agreement in effect;

WHEREAS, Seller has promised and Antenucci is entitled to certain benefits and compensation as a result of an Executive Employment Agreement in effect and is due from Seller accrued but unsecured amounts for deferred payments and reimbursements from the general account or assets of Seller;

WHEREAS, PGI MD will agree to maintain the Seller’s directors and officers liability insurance “tail policy” in effect on the date of this Agreement that covering Antenucci and Beisser without gap or lapse for the three year period commencing on the Change of Control ;

NOW, THEREFORE, in consideration for the expectations of the Parties as set forth in the preamble hereto, the Parties covenant, promise and agree as follows:

AGREEMENT

1.        Incorporation by Reference. The preamble and exhibits attached hereto are, and each of them is, incorporated herein by this reference, as if fully stated herein.

2.         Sale and purchase of PGI MD. The Seller shall sell and Antenucci shall purchase all of PGI MD’s common stock (the “Shares”). In consideration for the Shares, Antenucci shall: (1) relieve Seller from its unsecured promise to make severance payments from its general account or assets and forego any claim associated with such promise pursuant to his Executive Employment Agreement, and (2) voluntarily terminate his Executive Employment Agreement at the time and in the manner to be agreed by Integrated and Antenucci.

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3.         Related transactions.Assuming satisfaction of the conditions set forth in Section 4, then effective upon the Closing:

(a) PGI MD will release the Seller from all debts and obligations owed by the Seller to PGI MD (including any intercompany debts and obligations) in consideration for the issuance by Integrated to PGI MD of 0.875% of Integrated’s (as the survivor of the merger described below) common stock, based on the Seller’s total number of shares of common stock issued and outstanding immediately prior to the date hereof, and an equal number of common stock purchase warrants, exercisable for two years at a price of $0.50 per share, in each case issued by Integrated.

(b) PGI MD shall assume all liabilities and obligations of the Seller as set forth in Exhibit “B” hereto, including (i) all known, unknown and contingent liabilities and obligations, and (iii) the January 14, 2009 Convertible Debenture due February 28, 2009 in the principal amount of $30,000 to the Fortuna Fund (the “Convertible Debenture”) and (iii) the Seller’s liabilities and obligations relating to the directors and officers liability insurance described in paragraph 3(e), below, but excluding liabilities in the amount not to exceed $28,000 in the aggregate, and shall indemnify the Seller against suit to collect, including attorney’s fees and costs and the collection thereof in consideration for the Seller’s bargain, sale, transfer and assignment of all of the Seller’s assets, other than the Shares.

(c) Antenucci shall relieve Seller from its promise to make payment of accrued but unsecured amounts of deferred payments and reimbursements from its general account or assets and forego any claims associated therewith in consideration for Integrated (i) issuing to Antenucci 0.293% of Integrated’s (as the survivor of the merger described below) common stock, based on the Seller’s total number of shares of common stock issued and outstanding at the date hereof, (ii) issuing to Antenucci an equal number of common stock purchase warrants, exercisable for two years at a price of $0.50 per share, and (iii) purchasing and maintaining directors and officers liability insurance pursuant to paragraph 3(e), below.

(d) Beisser shall release Seller from all severance payments pursuant to his Executive Employment Agreement in consideration for Integrated (i) issuing to Beisser 0.373% of Integrated’s (as the survivor of the merger described below), based on the Seller’s total number of shares of common stock issued and outstanding at the date hereof, (ii) issuing to Beisser an equal number of common stock purchase warrants, exercisable for two years at a price of $0.50 per share, and (iii) purchasing and maintaining directors and officers liability insurance pursuant to paragraph 3(e), below.

  (e) PGI MD shall, and hereby agrees to maintain the Seller’s directors and officers liability insurance “tail” policy in effect on the date of this Agreement covering Antenucci and Beisser for events occurring while they served as directors or officers of the Seller with continuous coverage without gap or lapse for the three-year period commencing on a Change of Control; provided that during such three-year period, Integrated’s liability for indemnification of Antenucci or Beisser shall not exceed $125,000 per person in the aggregate, which is the amount of the deductible under the current policy; and provided further that after such three-year period PGI MD and Integrated shall have no liability to Antenucci and Beisser whatsoever to maintain directors and officers liability insurance or for indemnification under statute, the articles of incorporation, bylaws, contract or otherwise.

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  (f) Fortuna Fund shall cancel and discharge forever the Convertible Debenture and Nutmeg Group shall terminate and release its security interests in “Collateral” as defined in the Security Agreement dated August 21, 2006 between Nutmeg Group, Antenucci and the Seller in consideration for PGI MD’s agreements, as follows:

(i) an obligation of PGI MD to pay an aggregate of $300,000 with simple interest at 5% per annum, with annual payments limited to 2.5% of gross revenues (less VAT, pass through direct expenses and revenues from the Xmarc line of business); and

(ii) an obligation of PGI MD to pay an aggregate of $300,000 with simple interest at 5% per annum, with annual payments limited to 3.5% of gross revenues (less VAT and pass through direct expenses) from the XLOB line of business;

In both cases, subject to such annual verification reasonably acceptable to the Fortuna Fund and otherwise on terms and conditions more particularly described and set forth in that certain Debenture Discharge and Payment Agreement dated the date hereof by and among Fortuna Fund, Nutmeg Group, the Seller and PGI MD.

  (g) Subject to the reverse stock split of the Seller’s issued and outstanding common stock in a ratio of 1:244.8598, which will result in 404,961 shares issued and outstanding, and the merger of PGRA with and into Integrated, Integrated (as the survivor of the merger) shall issue (subject to registration pursuant to the Securities Act of 1933, if required) common stock purchase warrants to those stockholders of Integrated that were stockholders of record of the Seller on April 1, 2009, to purchase that number of shares of common stock equal to the number of shares that each such stockholder owns after giving effect to such reverse stock split, and such warrants shall be exercisable for two years following the date of issuance at a price of $0.50 per share.

  (h) Integrated shall, and hereby does, indemnify PGI MD, Antenucci and Beisser for actions and events leading to and related to this transaction and the Integrated transaction.

  (i) PGI MD, Antenucci and Beisser shall enter into a Lockup – Leak-out Agreement for the benefit of Integrated in the form of Exhibit “C”, hereto.

4. Conditions to completion of sale and purchase. The following must be completed before any party named herein, whether or not a direct party hereto, shall be obligated to complete the transactions under and described in this Agreement:

(a) The necessary and desirable approvals by each of the parties which each such party is required to obtain, including the approval of the stockholders of the Seller, shall have been given or obtained.

(b) The United States District Court for the Northern District of Illinois shall have entered its order approving the sale of the Preferred Stock by the Fortuna Fund to Integrated.

(c) The Fortuna Fund and Integrated shall have closed the sale of the Preferred Stock.

(d) All statutory requirements for the valid consummation by parties hereto of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals required to be obtained in order to permit the consummation of the transactions contemplated hereby shall have been obtained.

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(e) No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any governmental authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of Antenucci to own the capital stock of PGI MD and to control PGI MD, or (iv) affect adversely the right of PGI MD to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

5. Closing. The transactions contemplated by this Agreement will be closed simultaneously herewith when the conditions identified in Section 4 have been satisfied (the “Closing”).

6. Representations and Warranties of the Seller. The Seller represents, warrants and agrees as follows:

(a) The Seller has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby; and

(b) The Seller owns all of the outstanding capital stock of PGI MD, free and clear of any liens, restrictions, security interests, claims, rights of another, or encumbrances other than the rights and obligations arising under this Agreement.

7. Representations and warranties by PGI MD. PGI MD hereby represents, warrants and agrees as follows:

(a) PGI MD has all requisite authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

8. Representations and Warranties by Antenucci and Beisser. Antenucci and Beisser, individually and not jointly, each represents, warrants and agrees for himself, as follows:

(a) He has the legal competency to enter into the transactions contemplated by this Agreement as to which he is a party; and

(b) Assuming satisfaction of the conditions set forth in Section 4, he does not know as of the date of this Agreement (i) of any reason why all of the transactions contemplated by this Agreement cannot be consummated on behalf of the Seller or PGI MD as planned, (ii) of any outstanding injunction, judgment, order, decree, ruling, or charge, or any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator, filed by one or more stockholders of the Seller, that would reasonably be expected to frustrate the transactions contemplated by this Agreement, or (iii) of any threat or claim of mismanagement, omission, malfeasance, fraud, deceit or other matter, made by one or more stockholders of the Seller against him with respect to his actions in the management of the Seller, or any reason or basis therefore or facts and circumstances that could give rise thereto, which would reasonably be expected, if successfully prosecuted against him or the Seller, to expose the Seller to damages in favor of such stockholder or stockholders or would reasonably be expected to give rise to a claim of indemnification by him against the Seller under statute, the articles of incorporation, bylaws, contract or otherwise.

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9. Representations and Warranties by Integrated. Integrated represents, warrants and agrees as follows:

(a) The Integrated has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby; and

(b) Subject to paragraph 4(c), Integrated does not know or have reason to know why all of the transactions contemplated by this Agreement cannot be consummated as planned.

10. Amendment and revocation. This Agreement may not be amended, canceled, revoked or otherwise modified except by written agreement subscribed by all of the Parties to be charged with such modification.

11. Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective partners, employees, agents, servants, heirs, administrators, executors, successors, representatives and assigns.

12. Construction and jurisdiction. This Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of Florida including all matters of construction, validity, performance, and enforcement and without giving effect to the principles of conflict of laws. Venue for any action brought under this Agreement shall be in the appropriate court in Manatee County, Florida.

12. Material provisions. The Parties agree and stipulate that each and every recital contained in the preamble and every term and condition contained in this Agreement is material, and that each and every recital, term and condition may be reasonably accomplished within the time limitations, and in the manner set forth in this Agreement.

14. Entire agreement. This Agreement and the agreements generally or specifically identified herein (the “Transaction Agreements”) set forth the entire agreement and understanding of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied or to be embodied in the Transaction Documents or the written statements, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no Party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.

15. Public statements and cooperation with respect to filings under the Exchange Act. No party will issue any public statement, including press releases, regarding the subject matter of this Agreement and the transaction contemplated hereby before closing, without the prior approval thereof by the other party and its counsel, except to the extent required by applicable securities laws. The Seller and Integrated shall cooperate in the preparation of reports and disclosure statements required to be filed by the Seller pursuant to the Securities Exchange Act of 1934.

16. Execution and counterparts. This Agreement may be executed in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date first set forth above.

[CORPORATE SEAL]	PlanGraphics, Inc., a Colorado corporation
Attest:
By: /s/ John C. Antenucci
/s/ Jackson L. Morris	John C. Antenucci, President
Secretary or Assistant Secretary

[CORPORATE SEAL]	PlanGraphics, Inc., a Maryland corporation
Attest:
By: /s/ John C. Antenucci
_____________________________	John C. Antenucci, President
Secretary or Assistant Secretary

/s/ John C. Antenucci	/s/ Frederick G. Beisser
John C. Antenucci, individually	Frederick G. Beisser, individually

Approved and agreed:	The Nutmeg Fortuna Fund, LLLP

By: /s/ Randall S. Goulding
Randall S. Goulding, Managing Member of the General Partner Managing Member of its General Partner

The Nutmeg Group, LLC

By: /s/ Randall S. Goulding
Randall S. Goulding, Managing Member

Integrated Freight Systems, Inc.

By: /s/ Paul A. Henley
Paul A. Henley, President